SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2 )(1)

                      American Medical Security Group, Inc.
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                                (Name of Issuer)

                            Common Stock No Par Value
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                         (Title of Class of Securities)

                                    02744P101
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                                 (CUSIP Number)

                            Scott B. Bernstein, Esq.,
                               Caxton Corporation,
                         315 Enterprise Drive Plainsboro
                                New Jersey 08536
                                 (609) 936-2580
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 28, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-----------------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 8 Pages)

CUSIP No. 02744P101              SCHEDULE 13D                  Page 2 of 8 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton International Limited
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
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                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,092,400
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,092,400
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,092,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02744P101              SCHEDULE 13D                  Page 3 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce S. Kovner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,092,400
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,092,400
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,092,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment 2 to Schedule 13D relates to the Common Stock, no par value (the "Common Stock"), of American Medical Security Group, Inc., a Wisconsin corporation (the "Company"), 3100 AMS Blvd., Green Bay, WI 54313.

      Item 3: Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended by replacing the paragraph therein with the following paragraph:

            "A net aggregate of $365,999.93 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International acquired and sold the shares of Common Stock since March 15, 2000. The purchase price for such acquired shares was paid out of Caxton International's working capital."

      Item 5: Interest in Securities of the Issuer.

      The first paragraph of subparagraph (a) of Item 5 of the Schedule 13D is hereby amended by replacing said paragraph with the following paragraph:

            "(a) Caxton International beneficially owns 1,092,400 shares of Common Stock, representing approximately 7.6% of the total shares of Common Stock issued and outstanding. The increase in beneficial ownership from the date of Amendment No. 1 to Schedule 13D filed March 15, 2000 is a result of Caxton International's net acquisition of additional Common Stock as set forth in Schedule A.

      Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended by adding the following sentence:

            (c) Caxton International Limited acquired additional shares and/or sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between March 15, 2000 and December 28, 2000. See Schedule A for disclosure of (1) the date,
      (2) the price and (3) the amount of shares purchased and/or sold by Caxton International Limited during the past 60 days.

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 3, 2001                CAXTON INTERNATIONAL LIMITED

                               By:        /s/ Joseph Kelly
                                    --------------------------------------------
                                      Name:  Joseph Kelly
                                      Title: Vice President & Treasurer

                               By:        /s/ Maxwell Quin
                                  ----------------------------------------------
                                      Name:  Maxwell Quin
                                      Title: Vice President & Secretary

                                          /s/ Bruce S. Kovner
                               -------------------------------------------------
                               Bruce S. Kovner, by Scott B. Bernstein as
                               Attorney-in-Fact

                                                                      Schedule A

Caxton International
      Limited

                                No of Shares             Price Per Share
          Trade Date          Purchased (Sold)       (Excluding Commission)

             2-Nov                  5,000                  $4.47500
             3-Nov                  5,000                   4.61250
             6-Nov                  6,000                   3.99480
            20-Nov                    500                   5.00000
            22-Nov                  1,000                   4.62500
            24-Nov                  1,000                   4.56240
            29-Nov                    100                   5.37500
            30-Nov                  1,500                   5.43750
             5-Dec                    600                   5.02080
             6-Dec                  2,000                   4.88750
            14-Dec                  1,000                   4.25000
            15-Dec                  2,100                   4.10710
            20-Dec                  2,200                   4.35800
            21-Dec                    400                   5.06250
            21-Dec                  2,000                   5.32150
            22-Dec                  1,300                   5.50000
            22-Dec                (5,000)                   5.43750
            27-Dec                  5,000                   5.33750
            28-Dec                  2,000                   5.56250

                                  Exhibit Index

Exhibit 1 - Joint Acquisition Statement Pursuant To Rule 13d-1(k)(1).